Broadwind Energy, Inc.

47 E. Chicago Avenue Suite 332

Naperville, IL 60540

January 14, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Mail Stop 4631

Washington, D.C.  20549

Attention:  Mr. Dieter King

Re:          Broadwind Energy, Inc.

                Registration Statement on Form S-1 (File No. 333-162790)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Broadwind Energy, Inc., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form S-1, including all amendments thereto (File No. 333-162790) (the “Registration Statement”), be declared effective at 3:00 p.m., Eastern Standard Time on January 14, 2010 or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you have any questions or require further information, please contact Robert Verigan at (312) 853-4348 or the undersigned at (630) 637-0315.

Very truly yours,

BROADWIND ENERGY, INC.

By:	/s/ J. Cameron Drecoll
J. Cameron Drecoll
Chief Executive Officer